Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Nine months	Nine months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2007	2006	2005	2007	2006

Earnings: (1)
Net income (2)	$103,953	$91,377	$95,128	$69,613	$57,037
Income taxes	58,407	47,691	57,500	41,786	31,070
Equity in losses (income) of equity investee, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	79,834	78,345	71,007	59,301	57,812
Less: Preferred stock dividend	-	-	4	-	-
Total adjusted earnings	$242,194	$217,413	$223,631	$170,700	$145,919
Fixed charges: (3)
Total interest expense	$78,965	$77,538	$69,942	$58,758	$57,331
Interest component of rents	869	807	1,061	543	481
Preferred stock dividend	-	-	4	-	-
Total fixed charges	$79,834	$78,345	$71,007	$59,301	$57,812

Ratio of earnings to fixed charges	3.0	2.8	3.1	2.9	2.5

1.
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

   2.  Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

3.
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.